                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933


                           For the month of March 2005


                                BANCOLOMBIA S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    ----------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No    X
             -------                           -------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)



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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BANCOLOMBIA S.A.
                                          (Registrant)


Date: March 11, 2005                     By /s/ JAIME ALBERTO VELASQUEZ B.
                                            ---------------------------------
                                             Name:  Jaime Alberto Velasquez B.
                                             Title: Vice President of Finance


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[LOGO--BANCOLOMBIA]                                               [LOGO
                                                                   CIB
                                                                  LISTED
                                                                  NYSE]

       BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 88,430 MILLION
                      DURING THE FIRST TWO MONTHS OF 2005


Medellin, COLOMBIA. March 11, 2005*


BANCOLOMBIA reported unconsolidated net income of Ps 57,315 million for the month ended February 28, 2005. For the two months ended February 28, 2005 the Bank reported accumulated net income of Ps 88,430 million, 22.0% higher than for the same period in 2004.

Total net interest income, including investment securities, amounted to Ps 88,589 million in February 2005 and Ps 178,345 million for the two-month period ended February 28, 2005. Additionally, total net fees and income from services amounted to Ps 26,714 million in February 2005 and Ps 54,159 million for the two-month period ended February 28, 2005.

Total assets amounted to Ps 14.31 trillion in February 2005, 24.9% higher than the reported in February 2004. Total deposits increased approximately 27.2% to Ps 8.7 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity amounted to Ps 2.03 trillion in February 2005, which constitutes a 38.2% increase over the Ps 1.5 trillion reported in February 2004.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 1.8% as of February 28, 2005, and the level of allowance for past due loans was 247%.

Market Share

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in February 2005 was as follows: 12.4% of total deposits, 14.9% of total net loans, 10.5% of total savings accounts, 18.6% of total checking accounts and 11.2% of total time deposits.


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* This report corresponds to the interim financial statements of BANCOLOMBIA, which are subject to review by the Superintendency of Banking. The information contained herein has been prepared in accordance with generally accepted accounting principles (GAAP) in Colombia, and is expressed in nominal terms and has not been audited.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.


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Contacts

Jaime A. Velasquez     Mauricio Botero         Fax: (574) 2317208
Financial VP           IR Manager              www.bancolombia.com
Tel.: (574) 5108666    Tel.: (574) 5108866     investorrelations@bancolombia.co